Mail Stop 4561

October 4, 2007

Richard Haston
Chief Financial Officer
Cadence Financial Corporation
301 East Main Street
PO Box 1187
Starkville, Mississippi 39760

> **RE:** **Cadence Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 14, 2007**
> **File No. 001-15773**

Dear Mr. Haston,

We have reviewed your letter filed on September 12, 2007 and have the following comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note A – Summary of Accounting Policies

5. Loans, page 47

1.   Please refer to comment 7 in our letter dated August 30, 2007. Your response states that you sell loans in the secondary market. Please revise to:

   a.   Disclose the amount of loans held for sale at each balance sheet date.

b. Disclose your accounting policy related to these loans including where you present them in the balance sheet and where the cash flows from originating and selling these loans are presented in the statement of cash flows.

c. Describe the method you use to determine the lower of cost or fair value for your loans held for sale.

d. Explain how you determine which loans are initially accounted for as held for sale or are later transferred to the held for sale classification.

e. Reconcile the changes in loans held for sale balances to the amounts presented in the statement of cash flows.

Additional information is available in Section II.Q.4 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance outline dated November 30, 2006 available on the SEC's web-site.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief